14005042

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-28-14

Mary E. Talbott
Scripps Networks Interactive, Inc.
mtalbott@scrippsnetworks.com

Re: Scripps Networks Interactive, Inc.
Incoming letter dated December 19, 2013

Dear Ms. Talbott:

This is in response to your letter dated December 19, 2013 concerning the shareholder proposal submitted to Scripps Networks Interactive by James McRitchie and Myra K. Young. We also have received letters on the proponents' behalf dated January 2, 2014 and January 15, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 28, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Scripps Networks Interactive, Inc.
Incoming letter dated December 19, 2013

The proposal relates to one vote per share.

There appears to be some basis for your view that Scripps Networks Interactive may exclude the proposal under rule 14a-8(b). You represent that the proponents hold Class A Common Shares and that holders of Scripps Networks Interactive's Class A Common Shares are entitled to vote only on certain matters, which do not include the subject of this proposal. Rule 14a-8(b) requires that in order to be eligible to have a proposal included, a shareholder must hold "at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal." Accordingly, we will not recommend enforcement action to the Commission if Scripps Networks Interactive omits the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 15, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Scripps Networks Interactive, Inc. (SNI)
Give Each Share An Equal Vote
James McRitchie
Myra K. Young

Ladies and Gentlemen:

This is in regard to the December 19, 2013 no action request.

The company does not address the issue of whether the proponent owns more than one class of company stock.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: James McRitchie
Myra K. Young

Mary Talbott <mary.talbott@scrippsnetworks.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 2, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Scripps Networks Interactive, Inc. (SNI)
Give Each Share An Equal Vote
James McRitchie
Myra K. Young

Ladies and Gentlemen:

This is in regard to the December 19, 2013 no action request.

The company failed to provide any proof that it gave the proponents or the undersigned any notice whatsoever since it received the proposal on November 28, 2013.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: James McRitchie
Myra K. Young

Mary Talbott <mary.talbott@scrippsnetworks.com>

[SNI: Rule 14a-8 Proposal, November 28, 2013]

Proposal 4* – Give Each Share An Equal Vote

RESOLVED: Shareholders request that our Board take steps to ensure that all of our company's outstanding stock has one-vote per share in each voting situation. This would encompass all practicable steps including encouragement and negotiation with shareholders, who have more than one vote per share, to request that they relinquish, for the common good of all shareholders, any preexisting rights, if necessary. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts.

News Corp. is another company that has shares with unequal voting rights. "If you are buying shares in [News Corp.], it's buyer beware," says Sydney Finkelstein, a professor at Dartmouth's Tuck School of Business. "There is no management or leadership reason to have two classes of stock except to retain control."

"[Dual shares are] just not right, on principle. And, in some cases, it can cause significant value destruction....As a group, [the companies] underperform," said Mike McCauley, senior officer with the Florida State Board of Administration, which manages $150 billion in pension and insurance funds for Florida. A recent study found that companies without the dual-class voting structure outperformed companies with a dual-class structure over a 10-year period. Source: "Investors Ask Exchanges to Nix Dual-Share Listings," *The Wall Street Journal*, October 10, 2012.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm rated our company D in executive pay – $14 million for Kenneth Lowe. Our CEO could be entitled to long-term incentive pay for below-median performance. Director Ronald Tysoe, who received our highest negative votes, was over-committed with service on the boards of 6 companies and yet was named to our audit and executive pay committees.

GMI said Scripps Networks was a controlled company, where a single shareholder or shareholder block held more than 50% of the voting shares. Disparate voting rights between multiple share classes may have a negative impact on minority shareholder rights.

Other limits on shareholder rights and management-controlled takeover defense mechanisms in place at Scripps included:

- Our board's unilateral ability to amend our company's charter without shareholder approval
- Constituency provisions that may deter tender offers regarded as hostile by current management
- Lacks business combination provisions that may be protective of shareholder interests
- Lacks fair price provisions to help insure that all shareholders are treated fairly
- Limits on the right of shareholders to convene a special or emergency shareholder meeting
- Limits on the right of shareholders to take action by written consent
- The absence of confidential voting policies and cumulative voting rights

Dual-class stock companies take shareholder money but do not let shareholders have an equal voice in their company's management. Without a voice, shareholders cannot hold management accountable. Please vote to protect shareholder value:

Give Each Share An Equal Vote – Proposal 4*

Scripps Networks Interactive, Inc.
312 Walnut Street, 18th Floor
Cincinnati, OH 45202

Mary E. Talbott
Senior Vice President, Deputy General Counsel and Assistant Corporate Secretary

PHONE (513) 824-3251
FAX (513) 824-3393
E-MAIL mtalbott@scrippsnetworks.com

scrippsnetworks interactive

Via Federal Express

December 19, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, DC 20549

RE: Scripps Networks Interactive, Inc.

Ladies and Gentlemen:

On November 28, 2013, Scripps Networks Interactive, Inc. (the "Company") received a letter dated November 26, 2013 from James McRitchie and Myra K. Young (together, the "Proponents") requesting that a proposal (the "Proposal") be included in the Company's proxy soliciting material for its 2014 annual meeting of shareholders. A copy of the Proponent's letter and the Proposal and a follow-up letter from TD Ameritrade faxed to the Company on December 5, 2013 regarding the Class A Common Shares held by Mr. McRitchie and Ms. Young (the "TD Ameritrade Letter") are attached to this letter as Exhibit A. The Proponents have requested that Mr. John Chevedden act as their agent with respect to the Proposal.

The Proposal requests that the following resolution be put to a vote at the next annual meeting:

"Resolved: Shareholders request that our Board take steps to ensure that all of our Company's outstanding stock has one-vote per share in each voting situation."

The Company believes that, under Rule 14a-8(f) adopted under the Securities Exchange Act of 1934, as amended, the Proposal may be omitted from the Company's proxy soliciting material for its next annual meeting of shareholders because the Proponents are not the owner of "securities entitled to be voted on the Proposal at the meeting" as is required by Rule 14a-8(b)(1).

The Ameritrade Letter states that the Proponents have continuously held 50 shares of the Company's "common stock" (without indicating the class) in their TD Ameritrade account since October 11, 2005.[1] The Company has two classes of capital shares outstanding: (i)

[1] This date must be an error, since the Company's Class A Common Shares have been publicly traded only since July 1, 2008.

Class A Common Shares, which are listed on the New York Stock Exchange; and (ii) Common Voting Shares, which are privately held and not traded. The Company maintains a record of the owners (record and beneficial) of the privately held Common Voting Shares, and the holders of substantially all of the Common Voting Shares have filed a Schedule 13D with the Commission reporting their ownership of Common Voting Shares. The Proponents do not own any Common Voting Shares of the Company. Therefore, the reference in the Ameritrade Letter to "common stock" actually refers to Class A Common Shares, the publicly traded shares of the Company.

Rule 14a-8(b)(1) provides, among other things, that in order to be eligible to submit a proposal, a shareholder must hold "securities entitled to vote on the proposal at the meeting." Under Rule 14a-8(f), a company may exclude from its proxy materials a proposal submitted by a proponent who fails to satisfy Rule 14a-8(b)(1)'s eligibility.

The Company's Class A Common Shares have limited voting rights, which entitle the holders of Class A Common Shares to elect the greater of three or one-third of the directors of the Corporation to be elected from time to time. Paragraph 2 of Article Fourth of the Company's Amended and Restated Articles of Incorporation ("Articles"), a copy of which is attached hereto as Exhibit B, provides that except for such specific voting right, and except as otherwise required by the Ohio Revised Code:

"[T]he entire voting power shall be vested solely and exclusively in the holders of Common Voting Shares . . . and the holders of . . . Class A Common Shares shall have no voting power and shall not have the right to participate in any meeting of shareholders or to have notice thereof."

Given that the Proponents are holders of only Class A Common Shares and do not own any Common Voting Shares, the Company's Articles do not permit the Proponents to vote on the Proposal. Moreover, the Proposal is not a matter on which Ohio law would require a shareholder vote by the holders of Class A Common Shares. Accordingly, the Company may exclude the Proposal pursuant to Rule 14a-8(b). See SEC Division of Corporation Finance, Staff Legal Bulletin No. 14(CF), Question and Answer C.1.b (2001).

The Commission Staff has consistently concurred that a company may exclude from its proxy materials shareholder proposals submitted by proponents who do not hold the requisite class of stock entitled to vote on the proposal. In *The E. W. Scripps Company*, 2006 SEC No-Act. LEXIS 718 (December 4, 2006), the Staff granted no-action relief to The E.W. Scripps Company with respect to a proposal requesting that the company's board of directors adopt a policy which would require the submission of a survey question regarding the compensation of executive officers to a shareholder's vote at each future annual meeting. Similar to the Company, The E.W. Scripps Company had two classes of voting stock outstanding: Class A Common Shares, which are listed for trading on the New York Stock Exchange, and Common Voting Shares, which are privately held. The proponent in *The E. W. Scripps Company* owned Class A Common Shares and not Common Voting Shares. As provided in the company's charter documents and under Ohio law, Class A Common Shares would not have been entitled to vote on the proposal in the event the proposal was submitted to the vote of the company's stockholders. Accordingly, since the proponent did not own Common Voting Shares, the Staff concurred that the proposal was properly excluded under Rule 14a-8(b).

Similarly, in *The New York Times Company*, 2006 SEC No-Act. LEXIS 742 (December 18, 2006), the Staff granted no-action relief to The New York Times Company with respect to a proposal recommending that the board of directors undertake specific steps to reform the company's corporate governance, including that the board approve for submission to shareholders a declassification plan that would provide for equal voting rights for all of the company's shares. Similar to the Company, The New York Times Company had two classes of voting stock outstanding: Class A and Class B Common Stock. The proponent in *The New York Times Company* owned Class A Common Stock, which was not entitled to vote on the proposal, rather than Class B Common Stock, which was entitled to vote on the proposal. Accordingly, the Staff concurred that the proposal was properly excluded under Rule 14a-8(b), as the proponent did not own securities entitled to be voted on the proposal.

Finally, in *The Washington Post Company*, 2004 SEC No-Act. LEXIS 907 (December 24, 2004), the Staff granted no-action relief to The Washington Post Company with respect to a proposal requesting that the board of directors take steps to select an independent director who had not previously served as an officer of the company as chairman of the board of directors of the Company. Again, similar to the Company, The Washington Post Company had two classes of voting stock outstanding: Class A and Class B Common Stock. The proponent in *The Washington Post Company* owned Class B Common Stock, rather than Class A Common Stock. According to the voting rights described in the company's charter documents, Class B Common Stock would not have been entitled to vote on the proposal in the event the proposal was submitted to the vote of the company's stockholders. Therefore, the Staff concurred that the proposal was properly excluded under Rule 14a-8(b) for failure to meet the ownership requirement.

Because the Proponents have not demonstrated that they hold Common Voting Shares entitled to vote on the subject matter of the Proposal, the Proponents have failed to meet the eligibility requirements to submit a shareholder proposal under Rule 14a-8(b). Therefore, the Company intends to omit the Proponents' proposal from its proxy materials and respectfully requests that the Staff confirm to the Company that it will not recommend enforcement action to the Commission if the Proponents' proposal is so omitted.

Although the Company was not required under Rule 14a-8(f) to send the Proponents a notice of their failure to meet the eligibility requirements of Rule 14a-8(b) since the deficiency could not be remedied (that is, they are not now, and have not been, the holders of Common Voting Shares, as a courtesy, on December 11, 2013, the Company sent the Proponents a letter notifying them of their ineligibility to submit the Proposal due to their failure to satisfy the ownership requirements of Rule 14a-8(b)). A copy of the Company's letter to the Proponents is attached to this letter as Exhibit C.

The Company reserves the right, should it be necessary, to present additional reasons for omitting the Proposal. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. The Proponents are requested to copy the undersigned on any response they may choose to make to the Staff.

A copy of this letter, together with the enclosures, is being mailed to the Proponents.

If you have any questions with respect to this letter, please contact the undersigned at the above number.

Sincerely,

Mary E. Talbott

Mary E. Talbott

MET:mak

Enclosures

c w/encl: Mr. James McRitchie and Ms. Myra K. Young
Mr. John Chevedden

EXHIBIT A

Submission of Shareholder Proposal and Supporting Statement

James McRitchie
Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kenneth W. Lowe, Chairman
Scripps Networks Interactive, Inc. (SNI)
9721 Sherrill Boulevard
Knoxville, TN 37932
PH: 865-694-2700
FX: 865-985-7778

Dear Mr. Lowe,

We hold stock in IRBT because we believe the company has unrealized potential, which can be unlocked by making our corporate governance more competitive. The cost of such reforms is low, especially as compared to benefits.

Our proposal is for the next annual shareholder meeting. We will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. We hereby delegate John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on our behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as our proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of our proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

11/26/2013

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

11/26/2013

Myra K. Young — Date

cc: Anatolio B. Cruz III <ab.cruz@scrippsnetworks.com>
Corporate Secretary
FX: 865-985-7771

[SNI: Rule 14a-8 Proposal, November 28, 2013]

Proposal 4* – Give Each Share An Equal Vote

RESOLVED: Shareholders request that our Board take steps to ensure that all of our company's outstanding stock has one-vote per share in each voting situation. This would encompass all practicable steps including encouragement and negotiation with shareholders, who have more than one vote per share, to request that they relinquish, for the common good of all shareholders, any preexisting rights, if necessary. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts.

News Corp. is another company that has shares with unequal voting rights. "If you are buying shares in [News Corp.], it's buyer beware," says Sydney Finkelstein, a professor at Dartmouth's Tuck School of Business. "There is no management or leadership reason to have two classes of stock except to retain control."

"[Dual shares are] just not right, on principle. And, in some cases, it can cause significant value destruction....As a group, [the companies] underperform," said Mike McCauley, senior officer with the Florida State Board of Administration, which manages $150 billion in pension and insurance funds for Florida. A recent study found that companies without the dual-class voting structure outperformed companies with a dual-class structure over a 10-year period. Source: "Investors Ask Exchanges to Nix Dual-Share Listings," *The Wall Street Journal*, October 10, 2012.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm rated our company D in executive pay – $14 million for Kenneth Lowe. Our CEO could be entitled to long-term incentive pay for below-median performance. Director Ronald Tysoe, who received our highest negative votes, was over-committed with service on the boards of 6 companies and yet was named to our audit and executive pay committees.

GMI said Scripps Networks was a controlled company, where a single shareholder or shareholder block held more than 50% of the voting shares. Disparate voting rights between multiple share classes may have a negative impact on minority shareholder rights.

Other limits on shareholder rights and management-controlled takeover defense mechanisms in place at Scripps included:

- Our board's unilateral ability to amend our company's charter without shareholder approval
- Constituency provisions that may deter tender offers regarded as hostile by current management
- Lacks business combination provisions that may be protective of shareholder interests
- Lacks fair price provisions to help insure that all shareholders are treated fairly
- Limits on the right of shareholders to convene a special or emergency shareholder meeting
- Limits on the right of shareholders to take action by written consent
- The absence of confidential voting policies and cumulative voting rights

Dual-class stock companies take shareholder money but do not let shareholders have an equal voice in their company's management. Without a voice, shareholders cannot hold management accountable. Please vote to protect shareholder value:

Give Each Share An Equal Vote – Proposal 4*

Notes:
James McRitchie and Myra K. Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

TD Ameritrade

December 4, 2013

James McRitchie & Myra K Young

*** FISMA & OMB Memorandum M-07-16 ***

Post-it® Fax Note 7671	Date 12-5-13	# of pages ▶
To Anatolia Cruz	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 865-985-7778 865-985-7771	Fax #	

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear James McRitchie & Myra K Young,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that James McRitchie and Myra K Young have continuously held 50 shares of Scripps Networks Interactive, Inc (SNI) common stock in their TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** at TD Ameritrade since October 11, 2005.

DTC number 0188 is the clearing house number for TD Ameritrade.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Jill Flores

Jill Flores
Resource Specialist
TD Ameritrade

EXHIBIT B

Amended and Restated Articles of Incorporation
of
Scripps Networks Interactive, Inc.

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

SCRIPPS NETWORKS INTERACTIVE, INC.

FIRST: Name. The name of the Corporation is Scripps Networks Interactive, Inc. (the "Corporation").

SECOND: Principal Office. The place in the State of Ohio where the principal office of the Corporation is to be located is Cincinnati, Hamilton County.

THIRD: Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be formed under Sections 1701.01 to 1701.98, inclusive, of the Ohio Revised Code.

FOURTH: Classes and Number of Shares. The total number of shares of all classes of stock that the Corporation shall have authority to issue is 325,000,000 shares. The classes and the aggregate number of shares of stock of each class that the Corporation shall have authority to issue are as follows:

(i) 60,000,000 Common Voting Shares, $0.01 par value ("Common Voting Shares").

(ii) 240,000,000 Class A Common Shares, $0.01 par value ("Class A Common Shares" and together with Common Voting Shares, "Common Shares").

(iii) 25,000,000 Preferred Shares, $0.01 par value ("Preferred Shares").

A. Powers and Rights of Common Voting Shares and Class A Common Shares.

1. Election of Directors. Holders of Class A Common Shares, voting separately and as a class, shall be entitled to elect the greater of three or one-third (or the nearest smaller whole number if the aforesaid fraction is not a whole number) of the directors of the Corporation to be elected from time to time except directors, if any, to be elected by holders of Preferred Shares or any series thereof; and holders of Common Voting Shares, voting separately and as a class, shall be entitled to elect the balance of such directors.

2. Other Matters. Except as provided in this Article FOURTH with respect to Class A Common Shares or in any resolution providing for the issue of Preferred Shares or any series thereof, and as otherwise required by the Ohio Revised Code, the entire voting power shall be vested solely and exclusively in the holders of Common Voting Shares, the holders of Common Voting Shares to be entitled to one vote for each Common Voting Share held by them upon all matters requiring a vote of shareholders of the Corporation, and the holders of Preferred Shares or any series thereof or Class A Common Shares shall have no voting power and shall not have the right to participate in any meeting of shareholders or to have notice thereof. The number of authorized Class A Common Shares may be

increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding Common Voting Shares.

3. Dividends and Distributions. At any time Common Voting Shares are outstanding, as and when dividends or other distributions payable in either cash, capital stock of the Corporation (other than Class A Common Shares or Common Voting Shares) or other property of the Corporation may be declared by the Board of Directors of the Corporation (the "Board of Directors"), the amount of any such dividend payable on each of the Class A Common Shares shall be equal in all cases to the amount of such dividend payable on each of the Common Voting Shares, and the amount of any such dividend payable on each of the Common Voting Shares shall be equal in all cases to the amount of the dividend payable on each of the Class A Common Shares. Dividends and distributions payable in Common Voting Shares may not be made on or to shares of any class of the Corporation's capital stock other than Common Voting Shares and dividends payable in Class A Common Shares may not be made on or to shares of any class of the Corporation's capital stock other than Class A Common Shares. If a dividend or distribution payable in Class A Common Shares shall be made on Class A Common Shares, a dividend or distribution payable in Common Voting Shares shall be made simultaneously on Common Voting Shares, and the number of Common Voting Shares payable on each of the Common Voting Shares pursuant to such dividend or distribution shall be equal to the number of Class A Common Shares payable on each of the Class A Common Shares pursuant to such dividend or distribution.

In the case of any dividend or other distribution payable in stock of any corporation which just prior to the time of the distribution is a wholly owned subsidiary of the Corporation and which possesses authority to issue class A common shares and common voting shares with voting characteristics identical to those of Class A Common Shares and Common Voting Shares, respectively, provided in these Amended and Restated Articles of Incorporation, including a distribution pursuant to a stock dividend, a stock split or division of stock of the Corporation, or a spin-off or split-up reorganization of the Corporation, only class A common shares of such subsidiary shall be distributed with respect to Class A Common Shares and only common voting shares of such subsidiary shall be distributed with respect to Common Voting Shares.

4. Distribution of Assets Upon Liquidation. In the event the Corporation shall be liquidated, dissolved or wound up, whether voluntarily or involuntarily, after there shall have been paid or set aside for the holders of all Preferred Shares then outstanding the full preferential amounts to which they are entitled under the resolutions authorizing the issuance of such Preferred Shares, the net assets of the Corporation remaining shall be divided among the holders of Class A Common Shares and Common Voting Shares in such a manner that the amount of such net assets distributed to each of the Class A Common Shares shall be equal to the amount of such assets distributed to each of the Common Voting Shares.

5. Issuance of Common Voting Shares. Common Voting Shares may only be issued (i) in accordance with and pursuant to the terms of the Separation and Distribution Agreement entered into by and between the Corporation and The E.W. Scripps Company, an Ohio corporation, dated June 12, 2008, as it may be amended, or (ii) in the form of a distribution or distributions pursuant to a stock dividend or division or split-up of Common Voting Shares and only then in respect of the issued Common Voting Shares.

6. Preemptive Rights of Common Voting Shares. Holders of Common Voting Shares shall have the preemptive right to subscribe to any additional issue of stock of any class of the Corporation or any series thereof that by its express terms and provisions grants general, continuous and unconditional voting rights to the holders thereof and to any class of securities of the Corporation convertible into any such stock or series thereof. Except as set forth in the first sentence of this Section 6, no holder of shares

of the Corporation of any class shall be entitled as such, as a matter of right, to subscribe for or purchase shares of any class, now or hereafter authorized, or to subscribe for or purchase securities convertible into or exchangeable for shares of the Corporation or to which shall be attached or appertain any warrants or rights entitling the holder thereof to subscribe for or purchase shares, except such rights of subscription or purchase, if any, for such considerations and upon such terms and conditions as the Board of Directors from time to time may determine.

7. Conversion of Common Voting Shares. Each Common Voting Share may at any time be converted at the election of the holder thereof into one Class A Common Share. Any holder of Common Voting Shares may elect to convert any or all of such shares at one time or at various times in such holder's discretion. Such right shall be exercised by the surrender of the certificate representing each Common Voting Share to be converted to the Corporation at its principal executive offices, accompanied by a written notice of the election by the holder thereof to convert and (if so required by the Corporation) by instruments of transfer, in form satisfactory to the Corporation, duly executed by such holder or such holder's duly authorized attorney. The issuance of a certificate or certificates for Class A Common Shares upon conversion of Common Voting Shares shall be made without charge for any stamp or other similar tax in respect of such issuance. However, if any such certificate or certificates are to be issued in a name other than that of the holder of Common Voting Shares to be converted, the person or persons requesting the issuance thereof shall pay to the Corporation the amount of any tax which may be payable in respect of any such transfer, or shall establish to the satisfaction of the Corporation that such tax has been paid. As promptly as practicable after the surrender for conversion of a certificate or certificates representing Common Voting Shares and the payment of any tax as hereinabove provided, the Corporation will deliver to, or upon the written order of, the holder of such certificate or certificates, a certificate or certificates representing the number of Class A Common Shares issuable upon such conversion, issued in such name or names as such holder may direct. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of the certificate or certificates representing Common Voting Shares (or, if on such date the transfer books of the Corporation shall be closed, then immediately prior to the close of business on the first date thereafter that such books shall be open), and all rights of such holder arising from ownership of Common Voting Shares shall cease at such time, and the person or persons in whose name or names the certificate or certificates representing Class A Common Shares are to be issued shall be treated for all purposes as having become the record holder or holders of such Class A Common Shares at such time and shall have and may exercise all the rights and powers appertaining thereto. No adjustments in respect of past cash dividends shall be made upon the conversion of any Common Voting Shares; provided that if any Common Voting Shares shall be converted into Class A Common Shares subsequent to the record date for the payment of a dividend or other distribution on Common Voting Shares but prior to such payment, the registered holder of such Common Voting Shares at the close of business on such record date shall be entitled to receive on the payment date, with respect to the Class A Common Shares received upon such conversion, the dividend or other distribution which would have been payable had such Class A Common Shares been outstanding and held of record on such dividend record date by the registered holder on such dividend record date of the Common Voting Shares so converted in lieu of the dividend otherwise payable on the Common Voting Shares so converted. The Corporation shall at all times reserve and keep available, solely for the purpose of issuance upon conversion of outstanding Common Voting Shares, such number of Class A Common Shares as may be issuable upon the conversion of all such outstanding Common Voting Shares; provided that the Corporation may deliver Class A Common Shares which are held in the treasury of the Corporation for any Common Voting Shares to be converted. If registration with or approval of any governmental authority under any federal or state law is required before such Class A Common Shares may be issued upon such conversion, the Corporation will endeavor to cause such shares to be duly registered or approved, as the case may be. The Corporation will endeavor to list Class A Common Shares required to be delivered upon conversion prior to such delivery upon any national securities exchange or national market system on which the outstanding Class A Common Shares may be listed at

the time of such delivery. All Class A Common Shares which may be issued upon conversion of Common Voting Shares will, upon issuance, be fully paid and nonassessable. The aggregate amount of stated capital represented by Class A Common Shares issued upon conversion of Common Voting Shares shall be the same as the aggregate amount of stated capital represented by the Common Voting Shares so converted. When Common Voting Shares have been converted, they shall have the status of retired shares.

8. Other Rights. Except as otherwise required by the Ohio Revised Code or as otherwise provided in these Amended and Restated Articles of Incorporation, each Class A Common Share and each Common Voting Share shall have identical powers, preferences and rights.

B. Powers and Rights of Preferred Shares. Preferred Shares shall have the following express terms:

1. Series. Preferred Shares may be issued from time to time in one or more series. All Preferred Shares shall be of equal rank and shall be identical, except in respect of the matters that may be fixed by the Board of Directors as hereinafter provided, and each share of a series shall be identical with all other shares of such series, except as to the dates from which dividends shall accrue and be cumulative. Subject to the provisions of Sections 2 through 6, inclusive, which provisions shall apply to all Preferred Shares, the Board of Directors hereby is authorized to cause such shares to be issued in one or more series and with respect to each such series to determine and fix prior to the issuance thereof (and thereafter, to the extent provided in clause (b) of this Section) those rights, preferences and terms that may be fixed by the Board of Directors, including the following:

(a) the designation of the series, which may be by distinguishing number, letter or title;

(b) the authorized number of shares of the series, which number the Board of Directors may (except where otherwise provided in the creation of the series) increase or decrease from time to time before or after the issuance thereof (but not below the number of shares thereof then outstanding);

(c) the dividend rate or rates of the series, including the means by which such rates may be established;

(d) the date or dates from which dividends shall accrue and be cumulative and the dates on which and the period or periods for which dividends, if declared, shall be payable, including the means by which such dates and periods may be established;

(e) the redemption rights and price or prices, if any, for shares of the series;

(f) the terms and amount of the sinking fund, if any, for the purchase or redemption of shares of the series;

(g) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

(h) whether the shares of the series shall be convertible into Class A Common Shares or shares of any other class and, if so, the conversion rate or rates or price or prices, any adjustments thereof and all other terms and conditions upon which such conversion may be made; and

(i) restrictions, if any, on the issuance of shares of the same series or of any other class or series.

The Board of Directors is authorized to adopt from time to time amendments to these Amended and Restated Articles of Incorporation fixing, with respect to each such series, the matters described in clauses (a) through (i), inclusive, of this Section and is authorized to take such actions with respect thereto as may be required or permitted by law in order to effect such amendments.

2. Dividends.

(a) The holders of Preferred Shares of each series, in preference to the holders of Common Shares and of any other class of shares ranking junior to Preferred Shares, shall be entitled to receive out of any funds legally available therefor, and when and as declared by the Board of Directors, dividends in cash at the rate or rates for such series fixed in accordance with the provisions of Section 1 of this Division B and no more, payable on the dates fixed for such series. Such dividends shall accrue and be cumulative, in the case of shares of a particular series, from and after the date or dates fixed with respect to such series. No dividends shall be paid upon or declared or set apart for any series of Preferred Shares for any dividend period unless at the same time a like proportionate dividend for the dividend periods terminating on the same or any earlier date, ratably in proportion to the respective dividend rates fixed therefor, shall have been paid upon or declared or set apart for all Preferred Shares of all series then issued and outstanding and entitled to receive such dividend.

(b) So long as any Preferred Shares shall be outstanding, no dividend, except a dividend payable in Common Shares or other shares ranking junior to Preferred Shares, shall be paid or declared or any distribution be made, except as aforesaid, in respect of Common Shares or any other shares ranking junior to Preferred Shares, nor shall any Common Shares or any other shares ranking junior to Preferred Shares be purchased, retired or otherwise acquired by the Corporation, except out of the proceeds of the sale of Common Shares or other shares of the Corporation ranking junior to Preferred Shares received by the Corporation subsequent to the date of first issuance of Preferred Shares of any series, unless:

(1) all accrued and unpaid dividends on Preferred Shares, including the full dividends for all current dividend periods, shall have been declared and paid or a sum sufficient for payment thereof set apart; and

(2) there shall be no arrearages with respect to the redemption of Preferred Shares of any series from any sinking fund provided for shares of such series in accordance with the provisions of Section 1 of this Division.

3. Redemption.

(a) Subject to the express terms of each series, the Corporation:

(1) may, from time to time, at the option of the Board of Directors, redeem all or any part of any redeemable series of Preferred Shares at the time outstanding at the applicable redemption price for such series fixed in accordance with the provisions of Section 1 of this Division; and

(2) shall, from time to time, make such redemptions of each series of Preferred Shares as may be required to fulfill the requirements of any sinking fund provided for shares of such series at the applicable sinking fund redemption price fixed in accordance with the provisions of Section 1 of this Division;

and shall in each case pay all accrued and unpaid dividends to the redemption date.

(b) (1) Notice of every such redemption shall be mailed, postage prepaid, to the holders of record of Preferred Shares to be redeemed at their respective addresses then appearing on the books of the Corporation, not less than 30 days nor more than 60 days prior to the date fixed for such redemption, or such other time prior thereto as the Board of Directors shall fix for any series pursuant to Section 1 of this Division prior to the issuance thereof. At any time after notice as provided above has been deposited in the mail, the Corporation may deposit the aggregate redemption price of Preferred Shares to be redeemed, together with accrued and unpaid dividends thereon to the redemption date, with any bank or trust company having capital and surplus of not less than $100,000,000, named in such notice and direct that there be paid to the respective holders of Preferred Shares so to be redeemed amounts equal to the redemption price of Preferred Shares so to be redeemed, together with such accrued and unpaid dividends thereon, on surrender of the share certificate or certificates held by such holders; and upon the deposit of such notice in the mail and the making of such deposit of money with such bank or trust company, such holders shall cease to be shareholders with respect to such shares; and from and after the time such notice shall have been so deposited and such deposit of money shall have been so made, such holders shall have no rights or claim against the Corporation with respect to such shares, except only the right to receive such money from such bank or trust company without interest or to exercise before the redemption date any unexpired privileges of conversion. In the event less than all of the outstanding Preferred Shares are to be redeemed, the Corporation shall select by lot the shares so to be redeemed in such manner as shall be prescribed by the Board of Directors.

(2) If the holders of Preferred Shares which have been called for redemption shall not within six years after such deposit claim the amount deposited for the redemption thereof, any such bank or trust company shall, upon demand, pay over to the Corporation such unclaimed amounts and thereupon such bank or trust company and the Corporation shall be relieved of all responsibility in respect thereof and to such holders.

(c) Any Preferred Shares which are (1) redeemed by the Corporation pursuant to the provisions of this Section, (2) purchased and delivered in satisfaction of any sinking fund requirements provided for shares of such series, (3) converted in accordance with the express terms thereof, or (4) otherwise acquired by the Corporation, shall resume the status of authorized but unissued Preferred Shares without serial designation.

4. Liquidation.

(a) (1) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of Preferred Shares of any series shall be entitled to receive in full out of the assets of the Corporation, including its capital, before any amount shall be paid or distributed among the holders of Common Shares or any other shares ranking junior to Preferred Shares, the amounts fixed with respect to shares of such series in accordance with Section 1 of this Division, plus an amount equal to all dividends accrued and unpaid thereon to the date of payment of the amount due pursuant to such liquidation, dissolution or winding up of the affairs of the Corporation. In the event the net assets of the Corporation legally available therefor are insufficient to permit the payment upon all outstanding Preferred Shares of the full preferential amount to which they are respectively entitled, then such net assets shall be distributed ratably upon all outstanding Preferred Shares, in proportion to the full preferential amount to which each such share is entitled.

(2) After payment to the holders of Preferred Shares of the full preferential amounts as aforesaid, the holders of Preferred Shares, as such, shall have no right or claim to any of the remaining assets of the Corporation.

(b) The merger or consolidation of the Corporation into or with any other corporation, the merger of any other corporation into it, or the sale, lease or conveyance of all or substantially all the assets of the Corporation, shall not be deemed to be a dissolution, liquidation or winding up for the purposes of this Section.

5. Voting. Holders of Preferred Shares shall have no voting rights, except as otherwise from time to time required by law.

6. Definitions. For the purpose of this Division:

(a) whenever reference is made to shares "ranking prior to Preferred Shares," such reference shall mean and include all shares of the Corporation in respect of which the rights of the holders thereof as to the payment of dividends or as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation are given preference over the rights of the holders of Preferred Shares;

(b) whenever reference is made to shares "on a parity with Preferred Shares," such reference shall mean and include all other shares of the Corporation in respect of which the rights of the holders thereof as to the payment of dividends or as to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation rank equally (except as to the amounts fixed therefor) with the rights of the holders of Preferred Shares; and

(c) whenever reference is made to shares "ranking junior to Preferred Shares," such reference shall mean and include all shares of the Corporation other than those defined under Subsections (a) and (b) of this Section as shares "ranking prior to" or "on a parity with" Preferred Shares.

C. Issuance of Class A Common Shares and Preferred Shares. The Board of Directors may from time to time authorize by resolution the issuance of any or all of the Class A Common Shares and Preferred Shares herein authorized in accordance with the terms and conditions set forth in these Amended and Restated Articles of Incorporation for such purposes, in such amounts, to such persons, corporations, or entities, for such consideration, and in the case of Preferred Shares, in one or more series, all as the Board of Directors in its discretion may determine and without any vote or other action by the shareholders, except as otherwise required by law.

FIFTH: Deliberations of Directors. The Board of Directors, when evaluating any offer of another party to make a tender or exchange offer for any equity security of the Corporation, to merge or consolidate the Corporation with another corporation or to purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation, shall, in connection with the exercise of its judgment in determining what is in the best interests of the Corporation and its shareholders, give due consideration to the effect of such a transaction on the integrity, character and quality of the Corporation's operations, all other relevant factors, including, without limitation, long-term as well as short-term interests of the Corporation and shareholders (including, without limitation, the possibility that these interests may be best served by the continued independence of the Corporation), and the social, legal and economic effects on the employees, customers, suppliers and creditors of the Corporation and its subsidiaries, on the communities and geographical areas in which the Corporation and its subsidiaries operate or are located, and on any of the businesses and properties of the Corporation or any of its subsidiaries, as well as such other factors as the directors deem relevant.

SIXTH: Directors' Liability; Indemnification.

A. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation (including a subsidiary of the Corporation) or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as such a director, officer, employee, trustee or agent, or in any other capacity while serving as such a director, officer, employee, trustee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Ohio Revised Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith, and such indemnification shall continue as to an indemnitee who has ceased to be such a director, officer, employee, trustee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that, except as provided in Division B of this Article SIXTH with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred in this Division A shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that if the Ohio Revised Code requires, an advancement of expenses incurred by an indemnitee in such indemnitee's capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Division A or otherwise (hereinafter an "undertaking").

B. Right of Indemnitee to Bring Suit. If a claim for indemnification pursuant to this Article SIXTH is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard of conduct set forth in the Ohio Revised Code. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such a suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Ohio Revised Code nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its shareholders) that the indemnitee has not met such applicable standard of conduct shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified or entitled to such advancement of expenses under this Article SIXTH or otherwise shall be on the Corporation.

C. Non-Exclusivity of Rights. The rights to indemnification and advancement of expenses conferred in this Article SIXTH shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, certificate or articles of incorporation, regulation, bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.

D. Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee, trustee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Ohio Revised Code.

E. Indemnity Contracts. The Corporation may enter into contracts from time to time with such of its directors, officers, agents or employees and providing for such indemnification, insurance, and advancement of expenses as the Board of Directors determines to be appropriate.

SEVENTH: Meetings of the shareholders of the Corporation may be called by the chairman of the board or the president, or by a majority of the directors in office acting at a meeting or by written consent, or by the holders of record of fifty percent (50%) of the outstanding Common Voting Shares acting at a meeting or by written consent.

EIGHTH: The provisions of Sections 1701.831 and 1707.043 and Chapter 1704 of the Ohio Revised Code shall not apply to the Corporation.

NINTH: No shareholder of the Corporation may cumulate such shareholder's voting power in the election of directors.

TENTH: Notwithstanding any provision of Sections 1701.01 to 1701.98, inclusive, of the Ohio Revised Code, or any successor statutes now or hereafter in force, requiring for the authorization or taking of any action the vote or consent of the holders of shares entitling them to exercise two-thirds or any other proportion of the voting power of the Corporation or of any class or classes of shares thereof, such action, unless otherwise expressly required by law or these Amended and Restated Articles of Incorporation, may be authorized or taken by the vote or consent of the holders of shares entitling them to exercise a majority of the voting power of the Corporation or of such class or classes of shares thereof.

ELEVENTH: To the extent permitted by law, the Corporation, by action of the Board of Directors, may purchase or otherwise acquire shares of any class issued by it at such times, for such consideration and upon such terms and conditions as the Board of Directors may determine.

TWELFTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Amended and Restated Articles of Incorporation, in the manner now or hereafter prescribed by statute, and all rights and powers conferred herein upon shareholders, directors and officers are subject to this reservation.

THIRTEENTH: These Amended and Restated Articles of Incorporation shall take the place of and supersede the Corporation's existing Articles of Incorporation, as amended.

EXHIBIT C

The Company's December 11, 2013 Letter to the Proponents

Scripps Networks Interactive, Inc.
312 Walnut Street, 18th Floor
Cincinnati, OH 45202

Mary E. Talbott
Senior Vice President, Deputy General Counsel and Assistant Corporate Secretary

PHONE (513) 824-3251
FAX (513) 824-3393
E-MAIL mtalbott@scrippsnetworks.com

scrippsnetworks interactive

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

December 11, 2013

Mr. James McRitchie
Ms. Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

RE: Shareholder Proposal for Scripps Networks Interactive, Inc. (the "Company")
2014 Annual Meeting

Dear Mr. McRitchie and Ms. Young:

This letter acknowledges that on November 28, 2013 we received your letter addressed to Kenneth W. Lowe, by which you submitted a shareholder proposal for inclusion in the Company's 2014 proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. The shareholder proposal requested that our Board of Directors "*take steps to ensure that all of our Company's outstanding stock has one-vote per share in each voting situation*" (the "Proposed Resolution"). Although no evidence of ownership of any of our stock was included with your initial submission, on December 5, 2013 you submitted a letter from Ameritrade indicating that you had continuously held 50 of our Class A Common Shares since October 11, 2005.[1]

As you no doubt are aware, to be eligible to have the Proposed Resolution included in the Company's proxy statement, you must demonstrate that you meet the stock ownership requirements of Rule 14a-8(b). This letter is to inform you that you do not satisfy the ownership requirements to submit the Proposed Resolution. Rule 14a-8(b) requires a shareholder seeking to submit a shareholder proposal to have continuously held at least $2,000 in market value or 1% of the Company's outstanding shares ***entitled to vote*** on the proposed shareholder proposal at the annual meeting for at least one year by the date the shareholder submitted the shareholder proposal.

---

[1] The Ameritrade statement would seem to be inaccurate, since our shares have only been traded since July 1, 2008.

Pursuant to Article Fourth of the Company's Amended and Restated Articles of Incorporation ("Articles"), holders of the Company's publicly traded Class A Common Shares are entitled to elect the greater of three or one-third of the directors of the Company to be elected from time to time. Except for those specific voting rights, however, the Articles provide that the holders of Class A Common Shares *"shall have no voting power and shall not have the right to participate in any meeting of shareholders or to have notice thereof."* For your reference, I have attached to this letter the relevant portions of Article Fourth of the Articles.

Since the Proposed Resolution is not an issue on which the holders of our Class A Common Shares are entitled to vote under the Articles, as a holder of Class A Common Shares you are not eligible to vote on the Proposed Resolution and do not have the right to submit the proposal under Rule 14a-8. Further, because our Common Voting Shares (the only class of shares entitled under the Articles to vote on the Proposed Resolution) are not publicly traded and are not available for purchase, there is no means by which you can remedy the ownership issue.

Please note that, pursuant to Rule 14a-8(f)(1), if you submit a response to this letter, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this notice. Please direct your correspondence to me at the above address.

Sincerely,

Mary E. Talbott

Mary E. Talbott
Senior Vice President, Deputy General Counsel and
Assistant Corporate Secretary

Enclosure

c: John Chevedden

ATTACHMENT TO
CERTIFICATE OF AMENDMENT BY SHAREHOLDERS

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

SCRIPPS NETWORKS INTERACTIVE, INC.

FOURTH: Classes and Number of Shares. The total number of shares of all classes of stock that the Corporation shall have authority to issue is 325,000,000 shares. The classes and the aggregate number of shares of stock of each class that the Corporation shall have authority to issue are as follows:

(i) 60,000,000 Common Voting Shares, $0.01 par value ("Common Voting Shares").

(ii) 240,000,000 Class A Common Shares, $0.01 par value ("Class A Common Shares" and together with Common Voting Shares, "Common Shares").

(iii) 25,000,000 Preferred Shares, $0.01 par value ("Preferred Shares").

A. Powers and Rights of Common Voting Shares and Class A Common Shares.

1. Election of Directors. Holders of Class A Common Shares, voting separately and as a class, shall be entitled to elect the greater of three or one-third (or the nearest smaller whole number if the aforesaid fraction is not a whole number) of the directors of the Corporation to be elected from time to time except directors, if any, to be elected by holders of Preferred Shares or any series thereof; and holders of Common Voting Shares, voting separately and as a class, shall be entitled to elect the balance of such directors.

2. Other Matters. Except as provided in this Article FOURTH with respect to Class A Common Shares or in any resolution providing for the issue of Preferred Shares or any series thereof, and as otherwise required by the Ohio Revised Code, the entire voting power shall be vested solely and exclusively in the holders of Common Voting Shares, the holders of Common Voting Shares to be entitled to one vote for each Common Voting Share held by them upon all matters requiring a vote of shareholders of the Corporation, and the holders of Preferred Shares or any series thereof or Class A Common Shares shall have no voting power and shall not have the right to participate in any meeting of shareholders or to have notice thereof. The number of authorized Class A Common Shares may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding Common Voting Shares.

3. Dividends and Distributions. At any time Common Voting Shares are outstanding, as and when dividends or other distributions payable in either cash, capital stock of the Corporation (other than Class A Common Shares or Common Voting Shares) or other property of the Corporation may be declared by the Board of Directors of the Corporation (the "Board of Directors"), the amount of any such